

Mail Stop 4631

February 4, 2010

Mr. Walter S. Berman
Executive Vice President and Chief Financial Officer
Ameriprise Financial, Inc.
1099 Ameriprise Financial Center
Minneapolis, MN 55474

> **RE: Form 10-K for the year ended December 31, 2008**
> **Schedule 14A filed on March 6, 2009**
> **File No. 1-32525**

Dear Mr. Berman:

     We have reviewed your response letter dated January 22, 2010 and have the following additional comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

     Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2008


Exhibit Index, page E-1

1. We acknowledge your response to comment 12 in our letter dated December 23, 2009 with respect to the disclosure schedules contained in the credit agreement dated September 30, 2005. To the extent you enter into credit arrangements that require the filing of the agreements under Item 601(b)(10) of Regulation S-K, confirm your understanding that the filed agreement(s) should include all exhibits and disclosure schedules.

DEFINITIVE PROXY STATEMENT ON SCHEDULE 14A
FILED ON MARCH 6, 2009

Compensation Discussion and Analysis, page 29

How and Why the Committee Determined Our Named Executive Officers'
Compensation For 2008, page 34

Performance Assessment, page 35

2. We note your response to comment 14 in our letter dated December 23, 2009.
We also note your disclosure that no one factor, by itself, was material to the
committee's assessment of a named executive officer's performance or to the total
incentive award for 2008. However, Item 402(b)(1)(v) of Regulation S-K
requires that you provide investors with an understanding of how you derive
amounts paid under each element of compensation. Your approach of listing all
of the performance factors and discussing the committee's general considerations
without providing an indication of how such considerations actually influenced
payout determinations does not provide investors with meaningful insight into
how you translate qualitative inputs into objective pay determinations. In future
filings, we would expect to see appropriate analysis explaining how the list of
performance factors, the views of your chief executive officer, and the
competitive market data considered by the committee ultimately influenced
specific payout decisions. Further, to the extent that considerations differ
materially relative to individual named executive officers, please describe those
considerations separately.

* * * *

Please respond to these comments within 10 business days, or tell us when you
will provide us with a response. Please provide us with a response letter that keys your
responses to our comments and provides any requested information. Detailed letters
greatly facilitate our review. Please file your supplemental response on EDGAR as a
correspondence file. Please understand that we may have additional comments after
reviewing your responses to our comments.

You may contact Hagen Ganem, Staff Attorney, at (202) 551-3330 or, in his absence, Jay Ingram, Legal Branch Chief, at (202) 551-3397 if you have any questions regarding legal or disclosure matters. Please contact Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, Lisa Haynes, Staff Accountant, at (202) 551-3424 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Rufus Decker
Accounting Branch Chief